May 23, 2023

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.
Washington, D.C. 20549

Attention: Jeff Gordon, Erin Donahue

Re:	Atmus Filtration Technologies Inc.
Registration Statement on Form S-1
File No. 333-269894
CIK: 1921963

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Atmus Filtration Technologies Inc. (the “Company”) that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on May 25, 2023, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that 1,359 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, were distributed during the period from May 16, 2023 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Thank you for your assistance in this matter.

[Signature pages follow]

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC

Goldman Sachs & Co. LLC

By:	/s/ Charlie Black
Name:	Charlie Black
Title:	Managing Director

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC

J.P. Morgan Securities LLC

By:	/s/ Manoj Vemula
Name:	Manoj Vemula
Title:	Executive Director